SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.

Quarterly Information (ITR) at

June 30, 2011

and Report on the Review of

Quarterly Information

Auditors Report on the Review of Quarterly Information

To the Board of Directors and Shareholders

Braskem S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Braskem S.A., included in the Quarterly Information - ITR Form for the quarter ended June 30, 2011, comprising the balance sheet as of June 30, 2011 and the statements of income and comprehensive income for the three and six-month periods then ended, and the statements of changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21 -  Interim Financial Reporting and of the consolidated interim accounting information in accordance with accounting standard CPC 21 and International Accounting Standard 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as for the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission , applicable to the preparation of the Quarterly Information. Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively).  A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently did not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent

company interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the Quarterly Information - ITR, and presented in accordance with the standards issued by the Brazilian Securities Commission.

Conclusion on the consolidated

interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information - ITR, and presented in accordance with the standards issued by the Brazilian Securities Commission.

Other matters

Interim statements

of value added

We have also reviewed the parent company and consolidated interim statements of value added for the six-month period ended June 30, 2011, which are required to be presented in accordance with standards issued by the Brazilian Securities Commission applicable to the preparation of Quarterly Information - ITR and are considered supplementary information under IFRS, which does not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been properly prepared, in all material respects, in relation to the parent company and consolidated interim accounting information taken as a whole.

Salvador, August 10, 2011.

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" BA

Fábio Cajazeira Mendes

Contador CRC 1SP196825/O-0 "S" BA

Braskem S.A.

Balance sheet

All amounts in R$ thousands

		Parent company		Consolidated
Assets	Note	June/2011	December/2010	June/2011	December/2010

Current assets
Cash and cash equivalents	4	1,773,236	2,339,060	2,369,788	2,624,270
Financial investments	5	250,160	236,319	250,386	236,319
Trade accounts receivable	6	1,184,123	1,077,492	1,894,029	1,894,648
Inventories	7	2,224,032	1,789,505	3,691,556	3,015,657
Taxes recoverable	9	772,582	400,969	1,117,913	698,879
Dividends and interest on capital		8,266	10,895
Prepaid expenses		12,099	29,690	27,240	41,620
Other receivables		156,161	151,410	301,994	268,905

		6,380,659	6,035,340	9,652,906	8,780,298

Non-current assets
Financial investments	5	26,025	28,706	26,025	28,706
Trade accounts receivable	6	53,954	59,026	57,673	62,303
Taxes recoverable	9	762,040	1,096,497	1,141,012	1,444,401
Deferred income taxand social contribution	19 (b)	344,252	361,299	1,100,714	1,136,685
Judicial deposits	10	172,372	227,888	200,535	250,195
Related parties	8	2,150,745	2,408,371	55,892	53,742
Other receivables	32	201,292	95,780	210,732	107,432
Investments in subsidiaries and jointly-controlled subsidiaries	11	6,789,354	6,549,402
Investments in associates	11	28,415	157,910	28,285	160,790
Other investments		6,575	6,575	9,359	7,485
Property, plant and equipment	12	11,155,447	11,100,184	19,542,541	19,366,272
Intangible assets	13	2,264,391	2,280,111	3,018,210	3,079,182

		23,954,862	24,371,749	25,390,978	25,697,193

Total assets		30,335,521	30,407,089	35,043,884	34,477,491

Braskem S.A.

Balance sheet

All amounts in R$ thousands                                                                                                                                                                  Continued

		Parent company		Consolidated
Liabilities andequity	Note	June/2011	December/2010	June/2011	December/2010

Current liabilities
Trade payables		4,170,573	4,462,552	5,757,350	5,201,162
Borrowings	15	1,418,523	1,212,975	1,131,974	1,206,444
Debentures	16	519,403	517,741	519,403	517,741
Hedge operations	17	22,593	27,618	25,946	50,124
Salaries and social charges		164,287	252,694	257,512	360,368
Taxes payable	18	354,831	235,339	535,738	390,062
Dividends and interest on capital		1,625	416,648	4,877	419,981
Advances from customers		11,436	44,587	17,486	50,344
Sundry provisions	20	17,400	26,036	24,365	32,602
Other payables	14	80,366	125,935	165,970	233,322
Related parties		60,447	64,517

		6,821,484	7,386,642	8,440,621	8,462,150

Non-current liabilities
Borrowings	15	8,925,736	9,309,704	10,638,109	11,004,301
Debentures	16			17,534
Hedge operations	17	11,804	12,526	12,877	34,433
Taxes payable	18	1,514,545	1,449,704	1,588,776	1,583,569
Related parties	8	119,013	83,739	41,223	31,386
Long-term incentives	21	22,250	14,442	22,250	14,442
Deferred income taxand social contribution	19 (b)	1,401,581	1,238,340	2,368,771	2,200,538
Private pension plans	22	103,763	109,894	104,613	123,517
Provision for losses on subsidiaries		83,651	937
Advances from customers		39,027		156,110
Sundry provisions	20	90,789	124,495	342,144	362,265
Other payables	14	244,925	237,567	271,790	252,604

		12,557,084	12,581,348	15,564,197	15,607,055

Equity	24
Capital		8,043,222	8,043,222	8,043,222	8,043,222
Capital reserves		845,998	845,998	845,998	845,998
Revenue reserves		1,088,561	1,338,908	1,088,561	1,338,908
Other comprehensive income		253,678	221,350	253,678	221,350
Treasury shares		(11,325)	(10,379)	(60,217)	(59,271)
Retained earnings		736,819		736,819

Total attributable to the shareholders of the Company		10,956,953	10,439,099	10,908,061	10,390,207

Non-controlling interest				131,005	18,079

		10,956,953	10,439,099	11,039,066	10,408,286

Total liabilities andequity		30,335,521	30,407,089	35,043,884	34,477,491

Braskem S.A.

Income statement

All amounts in R$ thousands, except earnings per share

		Parent company				Consolidated
	Note	2Q11	1H11	2Q10	1H10	2Q11	1H11	2Q10	1H10

Net sales revenues	27	4,640,809	8,718,631	4,353,890	8,487,574	8,368,188	15,779,907	6,265,081	10,981,377
Cost of products sold		(3,838,567)	(7,299,361)	(3,515,954)	(6,917,567)	(7,137,221)	(13,537,208)	(5,271,317)	(9,193,753)

Gross profit		802,242	1,419,270	837,936	1,570,007	1,230,967	2,242,699	993,764	1,787,624

Income (expenses)
Selling		(38,947)	(76,692)	(51,030)	(96,903)	(81,115)	(164,557)	(106,258)	(165,060)
Distribution		(70,878)	(149,994)	(71,664)	(141,004)	(105,506)	(228,537)	(73,538)	(143,657)
General and administrative		(177,500)	(349,458)	(160,197)	(310,737)	(261,653)	(524,534)	(223,471)	(385,045)
Research and development		(13,202)	(25,855)	(13,181)	(26,371)	(24,122)	(43,749)	(21,300)	(36,693)
Results from equity investments		(89,830)	(16,165)	(6,007)	19,504	4	(748)	6,351	16,299
Results from business combinations	3			849,194	849,194			975,283	975,283
Other operating income (expenses), net	28	(8,831)	(4,455)	(27,912)	(42,511)	(20,687)	(32,781)	(38,898)	(54,038)

Operating profit		403,054	796,651	1,357,139	1,821,179	737,888	1,247,793	1,511,933	1,994,713

Financial results	29
Financial expenses		103,938	13,165	(458,164)	(988,055)	(134,582)	(270,327)	(709,400)	(1,272,413)
Financial income		83,910	196,497	113,994	215,135	55,802	136,363	185,891	306,561

		187,848	209,662	(344,170)	(772,920)	(78,780)	(133,964)	(523,509)	(965,852)

Profit before income tax
andsocial contribution		590,902	1,006,313	1,012,969	1,048,259	659,108	1,113,829	988,424	1,028,861

Current income taxand social contribution	19 (a)	(81,934)	(103,769)	(49,068)	(49,483)	(103,312)	(172,381)	(63,516)	(68,431)
Deferred income tax and social contribution	19 (a)	(94,524)	(179,874)	12,306	343	(135,708)	(211,478)	52,859	40,249
		(176,458)	(283,643)	(36,762)	(49,140)	(239,020)	(383,859)	(10,657)	(28,182)

Profit for the period		414,444	722,670	976,207	999,119	420,088	729,970	977,767	1,000,679

Attributable to:
Company’s shareholders						414,444	722,670	976,207	999,119
Non-controlling interest						5,644	7,300	1,560	1,560

						420,088	729,970	977,767	1,000,679
Earnings per share attributable to the shareholders of the Company at the end of the year (R$):
Basic earnings per share – common and preferred							0.9047		1.5839
Diluted earnings per share – common and preferred							0.9048		1.5837

Braskem S.A.

Statement of comprehensive income

All amounts in R$ thousands

	Parent company				Consolidated
	2Q11	1H11	2Q10	1H10	2Q11	1H11	2Q10	1H10

Profit for the period	414,444	722,670	976,207	999,119	420,088	729,970	977,767	1,000,679

Other comprehensive income:
Available for sale financial assets			1,857	2,852			1,857	2,852
Cash flow hedge	(3,335)	1,225	(19,617)	(35,784)	24,619	37,156	(19,617)	(35,784)
Cash flow hedge - subsidiaries	27,954	35,931
Foreign currency translation adjustment	(12,184)	(14,412)	11,822	11,822	(12,184)	(14,604)	11,822	11,822
Fair value as deemed cost related to jointly-controlled subsidiary, net	22,311	22,311			22,311	22,311
Income taxand social contribution related to
components of comprehensive income	2,441	891	5,840	8,175	2,441	891	5,840	8,175

Total other comprehensive income	37,187	45,946	(98)	(12,935)	37,187	45,754	(98)	(12,935)

Total comprehensive income for the period	451,631	768,616	976,109	986,184	457,275	775,724	977,669	987,744

Attributable to:
Company’s shareholders					451,631	768,616	976,109	986,184
Non-controlling interst					5,644	7,108	1,560	1,560

					457,275	775,724	977,669	987,744

Braskem S.A.

Statement of changes in equity

All amounts in R$ thousands

	Parent company
				Other		Retained earnings
		Capital	Revenue	comprehensive	Treasury	(accumulated	Total
	Capital	reserves	reserves	income	shares	deficit)	equity

At December 31, 2009	5,473,181	416,675		314,838	(10,376)	(1,215,674)	4,978,644

Comprehensive income for the period:
Profit for the period						999,119	999,119
Depreciation transfer on additional indexation of fixed assets, net of taxes				(13,618)		13,618
Fair value of financial assets, net of taxes				1,882			1,882
Fair value of cash flow hedge, net of taxes				(26,639)			(26,639)
Foreign currency translation adjustment				11,822			11,822
				(26,553)		1,012,737	986,184

Contributions and distributions to shareholders:
Capital increase	2,543,486	1,398,492					3,941,978
Absorption of losses		(1,061,871)				1,061,871
Expired dividends / other						(949)	(949)
	2,543,486	336,621				1,060,922	3,941,029

At June 30, 2010	8,016,667	753,296		288,285	(10,376)	857,985	9,905,857

At December 31, 2010	8,043,222	845,998	1,338,908	221,350	(10,379)		10,439,099

Comprehensive income for the period:
Profit for the period						722,670	722,670
Fair value as deemed cost related to jointly-controlled subsidiary, net				22,311			22,311
Depreciation transfer on additional indexation of fixed assets, net of taxes				(13,618)		13,618
Fair value of cash flow hedge, net of taxes				38,047			38,047
Foreign currency translation adjustment				(14,412)			(14,412)
				32,328		736,288	768,616
Contributions and distributions to shareholders:
Additional dividends approved at Shareholders’ Meeting			(250,347)				(250,347)
Expired dividends						531	531
Repurchase of shares (Note 24 (b))					(946)		(946)
			(250,347)		(946)	531	(250,762)

At June 30, 2011	8,043,222	845,998	1,088,561	253,678	(11,325)	736,819	10,956,953

Braskem S.A.

Statement of changes in equity

All amounts in R$ thousands

	Consolidated
	Attributedto the Company’s shareholders
	Capital	Capital reserves	Revenue reserves	Other comprehensive income	Treasury shares	Retained earnings (accumulated deficit)	Total interest of Braskem’s shareholders	Non-controlling interest	Total equity

At December 31, 2009	5,473,181	416,675		314,838	(10,376)	(1,215,674)	4,978,644		4,978,644

Comprehensive income for the period:
Profit for the period						999,119	999,119	1,560	1,000,679
Depreciation transfer on additional indexation of fixed assets, net of taxes				(13,618)		13,618
Fair value of financial assets, net of taxes				1,882			1,882		1,882
Fair value of cash flow hedge, net of taxes				(26,639)			(26,639)		(26,639)
Foreign currency translation adjustment				11,822			11,822		11,822
				(26,553)		1,012,737	986,184	1,560	987,744

Contributions and distributions to shareholders:
Capital increase	2,543,486	1,398,492					3,941,978		3,941,978
Absorption of losses		(1,061,871)				1,061,871
Non-controlling interests in subsidiaries								224,851	224,851
Expired dividends / other						(949)	(949)		(949)
	2,543,486	336,621				1,060,922	3,941,029	224,851	4,165,880

At June 30, 2010	8,016,667	753,296		288,285	(10,376)	857,985	9,905,857	226,411	10,132,268

At December 31, 2010	8,043,222	845,998	1,338,908	221,350	(59,271)		10,390,207	18,079	10,408,286

Comprehensive income for the period:
Profit for the period						722,670	722,670	7,300	729,970
Fair value as deemed cost related to jointly-controlled subsidiary, net				22,311			22,311		22,311
Depreciation transfer on additional indexation of fixed assets, net of taxes				(13,618)		13,618
Fair value of cash flow hedge, net of taxes				38,047			38,047		38,047
Foreign currency translation adjustment				(14,412)			(14,412)	(192)	(14,604)
				32,328		736,288	768,616	7,108	775,724
Contributions and distributions to shareholders:
Additional dividends approved at Shareholders’ Meeting			(250,347)				(250,347)		(250,347)
Non-controlling interest of Cetrel (Note 2.3)								106,087	106,087
Expired dividends / other						531	531	(269)	262
Repurchase of shares (Note 24 (b))					(946)		(946)		(946)
			(250,347)		(946)	531	(250,762)	105,818	(144,944)

At June 30, 2011	8,043,222	845,998	1,088,561	253,678	(60,217)	736,819	10,908,061	131,005	11,039,066

Braskem S.A.

Statement of cash flows

All amounts in R$ thousands

	Parent company		Consolidated
	1H11	1H10	1H11	1H10
Profit before income taxand social contribution	1,006,313	1,048,259	1,113,829	1,028,861
Adjustments for reconciliation of profit
Depreciation, amortization and depletion	511,229	503,018	827,780	646,829
Results from equity investments	16,165	(19,504)	748	(16,299)
Results from business combinations		(849,194)		(975,283)
Interest and monetary and exchange variations, net	(121,300)	827,120	327	579,671
Other	(1,462)	9,548	9,316	18,498

	1,410,945	1,519,247	1,952,000	1,282,277
Changes in operating working capital
Financial investments	(2,952)	39,806	4,778	169,881
Trade accounts receivable	(101,982)	36,203	18,846	(388,473)
Inventories	(413,958)	(306,828)	(649,522)	(371,683)
Taxes recoverable	(15,088)	46,922	(62,402)	236,275
Prepaid expenses	17,920	(25,393)	14,725	(46,686)
Receivables from related parties		(702,794)	-	1,901
Other receivables	(17,714)	(45,020)	(74,539)	41,007
Trade payables	(291,980)	1,461,067	548,250	1,487,930
Taxes payable	86,105	(510,693)	(43,221)	(653,494)
Long-term incentives	7,809	4,588	7,808	4,588
Advances from customers	5,877	3,912	123,252	(10,948)
Sundry provisions	(37,151)	16,911	(29,616)	(8,268)
Other payables	(148,890)	(60,586)	(183,623)	(24,840)

Cash from operations	498,941	1,477,342	1,626,736	1,719,467

Interest paid	(307,036)	(271,145)	(421,140)	(414,934)
Income tax and social contribution paid	(27,609)	(21,995)	(47,739)	(25,118)

Net cash generated from operating activities	164,296	1,184,202	1,157,857	1,279,415

Proceeds from the sale of fixed assets	423	877	1,805	933
Proceeds from the capital reduction of associates	6,600		6,600
Acquisitions of investments in subsidiaries and associates		(3,968,914)		(753,565)
Acquisitions of property, plant and equipment	(570,203)	(498,764)	(830,178)	(575,674)
Acquisitions of intangible assets	(320)		(3,308)	(416,748)
Held-to-maturity financial investments	(2,760)		(10,716)	-

Net cash used in investing activities	(566,260)	(4,466,801)	(835,797)	(1,745,054)

Short-term debt
Funds obtained	719,968	29,650	739,268	791,977
Payments	(1,870,474)	(2,360,987)	(3,102,714)	(6,489,111)
Long-term debt
Funds obtained	1,344,025	1,929,886	2,384,550	2,582,659
Related parties
Funds obtained	1,388,613	410,910
Payments	(1,080,206)	(412,527)
Dividends paid	(664,840)	(96)	(664,840)	(7,672)
Non-controlling interests in subsidiaries			(5,322)
Repurchase of shares	(946)		(946)
Capital increase		3,742,622		3,941,978

Net cash used in financing activities	(163,860)	3,339,458	(650,004)	819,831

Foreign exchange variation of foreign subsidiaries			(343)

Increase (decrease) in cash and cash equivalents	(565,824)	56,859	(328,287)	354,192

Represented by
Cash and cash equivalents at the beginning of the period	2,339,060	2,262,804	2,698,075	2,651,748
Cash and cash equivalents at the end of the period	1,773,236	2,319,663	2,369,788	3,005,940

Net increase (decrease) in cash andcash equivalents	(565,824)	56,859	(328,287)	354,192

Braskem S.A.

Statement of value added

All amounts in R$ thousands

	Parent company		Consolidated
	1H11	1H10	1H11	1H10

Revenue	10,765,552	10,355,909	18,972,338	13,393,098
Sales of goods, products and services	10,770,810	10,387,685	18,999,757	13,485,121
Other income (expenses), net	(4,050)	(40,480)	(21,651)	(52,429)
Allowance for doubtful accounts – reversal (recognition)	(1,208)	8,704	(5,768)	(39,594)
Inputs acquired from third parties	(8,699,844)	(8,121,783)	(15,844,998)	(10,746,395)
Costs of products, goods and services sold	(8,350,305)	(7,751,713)	(15,294,013)	(10,841,792)
Materials, electric energy, outsourced services and other	(355,281)	(367,775)	(549,124)	96,566
Impairment/Recovery of assets	5,742	(2,295)	(1,861)	(1,169)
Gross value added	2,065,708	2,234,126	3,127,340	2,646,703

Depreciation, amortization and depletion	(511,229)	(503,018)	(827,780)	(646,829)

Net value added by the entity	1,554,479	1,731,108	2,299,560	1,999,874

Value added received through transfer	180,469	1,084,098	135,761	1,296,505
Equity in results of investees	(16,165)	19,504	(748)	16,299
Financial income	196,497	215,135	136,363	306,561
Results from business combinations		849,194		975,283
Other	137	265	146	(1,638)

Total value added to distribute	1,734,948	2,815,206	2,435,321	3,296,379

Personnel	243,474	227,454	395,013	330,349
Direct compensation	190,232	177,705	310,013	265,789
Benefits	38,382	34,068	63,269	44,545
F.G.T.S (Government Severance Pay Fund)	14,860	15,681	21,731	20,015

Taxes andcontributions	715,533	533,605	949,484	624,364
Federal	512,398	332,275	712,039	379,427
State	199,647	198,901	222,052	237,773
Municipal	3,488	2,429	15,393	7,164

Remuneration on third parties’ capital	53,271	1,055,028	360,854	1,340,987
Financial expenses (including foreign exchange variation)	(17,789)	977,352	263,582	1,261,223
Rentals	71,060	77,676	97,272	79,764

Remuneration on own capital	722,670	999,119	729,970	1,000,679
Profit retained in the period	722,670	999,119	722,670	999,119
Non-controlling interests in profits retained			7,300	1,560

Value added distributed	1,734,948	2,815,206	2,435,321	3,296,379

Braskem S.A.

Notes to the quarterly information

at June 30, 2011

All amounts in R$ thousands unless otherwise stated

Operations

1.

Braskem S.A. (“Braskem” or “the Company”) is a publicly-held corporation headquartered in Camaçari, State of Bahia (BA) and controlled by Odebrecht S.A. (“Odebrecht”), which indirectly holds 50.12% and 38.11% of its voting and total capital, respectively.

(a)	(a) Corporate restructuring

(a.1)

(a.1)       On January 1, 2011, Braskem America, a subsidiary of the Company, was merged into its subsidiary Braskem PP America. On the same date, the corporate name of Braskem PP Americas, Inc. was changed to Braskem America, Inc.

(a.2)

(a.2)       On January 3, 2011, the shareholders of IQ Soluções & Quimica S.A. (“Quantiq”) approved the merger of Unipar Comercial e Distribuidora S.A. (“Unipar Comercial”). The merger resulted in an increase in the capital of Quantiq by R$ 38,710, from R$ 61,141 to R$ 99,851 without the issue of new shares. Such increase was based on the equity of Unipar Comercial on November 30, 2010 (base date of the operation), under the terms and conditions established in the “Protocol and Justification” dated December 27, 2010.

(a.3)

(a.3)       On May 25, 2011, Braskem entered into a private instrument for the purchase and sale of quotas by means of which all the quotas of the subsidiary Isatec – Pesquisa, Desenvolvimento e Análises Ltda. were sold for         R$ 1,100.

(b)	(b) Net working capital

On June 30, 2011, Braskem’s net working capital (parent company) was negative by R$ 303,101as compared with a positive consolidated net working capital of R$ 1,350,010. Because the consolidated figures are used in the management of working capital, as the Company uses mechanisms to transfer funds between the companies efficiently, without jeopardizing the fulfillment of the commitments of each of the entities forming the consolidated statements, any analysis of the parent company’s working capital will not reflect the actual liquidity position of the consolidated group. In addition, the Company has a US$350 million revolving credit line that may be used without restrictions for three years as of September, 2010 and an additional US$250 million that may be used for five years as of August 2011, which contributed to reducing the actual amount of cash maintained by Braskem.

1.

Braskem S.A.

Notes to the quarterly information

at June 30, 2011

All amounts in R$ thousands unless otherwise stated

2.	Summary of significant accounting policies

2.1.	Basis of preparation

This Quarterly Information should be read together with the financial statements of Braskem S.A. as of December 31, 2010 and for the year then ended, which were prepared and presented in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC), and in accordance with the International Financial Reporting Standards (“IFRS”) issued by IASB.

The preparation of the quarterly information requires the use of certain critical accounting estimates. It also requires the management of the Company to exercise its judgment in the process of applying its accounting policies. There were no changes in the assumptions and judgments made by the Company’s management in the use of estimates for the preparation of the Quarterly Information in relation to those used in the December 31, 2010 financial statements, except for the full consolidation of Cetrel, as mentioned in Note 2.3.

(a)	Consolidated quarterly information

The consolidated Quarterly Information was prepared and is being presented in accordance with the pronouncements CPC 21 and IAS 34 – Interim Financial Reporting, which aim to establish the minimum content for interim financial statements.

(b)	Individual quarterly information

The individual Quarterly Information of the Company was prepared and is being presented in accordance with pronouncement CPC 21.

2.2.	Accounting practices

There were no changes in the accounting practices used for the Quarterly Information in relation to those presented in the December 31, 2010 financial statements, except for the full consolidation of Cetrel, as mentioned in Note 2.3.

Due to the consolidation of Cetrel as from 2011, the balance of cash and cash equivalents presented in the consolidated statement of cash flows for the beginning of the period (January 1, 2011) was increased by the amount of R$ 73,805, which corresponds to the amount of cash and cash equivalents of Cetrel on that date.

Braskem S.A.

Notes to the quarterly information

at June 30, 2011

All amounts in R$ thousands unless otherwise stated

2.3.	Consolidated quarterly information

The consolidated quarterly information includes those of the Company, its subsidiaries, jointly-controlled subsidiaries and specific purpose entity in which the following direct and indirect share control or control of activities are held:

		Total interest - %
		Headquarters
		(Country)	June/2011	December/2010

Direct and indirect subsidiaries
Braskem America Inc. (“Braskem America”)	(i)	USA		100.00
Braskem America Inc. (“Braskem America”)	(ii)	USA	100.00	100.00
Braskem Argentina S.A. (“Braskem Argentina”)	(iii)	Argentina	100.00	100.00
Braskem Chile Ltda. (“Braskem Chile”)		Chile	100.00	100.00
Braskem Distribuidora Ltda. (“Braskem Distribuidora”)		Brazil	100.00	100.00
Braskem Europe B.V. (“Braskem Europa”)		Netherlands	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100.00	100.00
Braskem Idesa S.A.P.I (“Braskem Idesa")		Mexico	65.00	65.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")	(iv)	Mexico	65.00
Braskem Importação e Exportação Ltda. (“Braskem Importação”)		Brazil	100.00	100.00
Braskem Incorporated Limited (“Braskem Inc”)		Cayman Islands	100.00	100.00
Braskem México, S de RL de CV (“Braskem México”)		Mexico	100.00	100.00
Braskem Participações S.A. (“Braskem Participações”)		Brazil	100.00	100.00
Braskem Petroquímica S.A. (“Braskem Petroquímica”)	(v)	Brazil	100.00	100.00
Braskem Petroquímica Chile Ltda. (“Petroquímica Chile”)		Chile	100.00	100.00
Cetrel S.A. ("Cetrel")	(vi)	Brazil	54.37	53.72
Commom Industries Ltd. (“Commom”)		British Virgin Islands	100.00	100.00
Ideom Tecnologia Ltda. (“Ideom”)		Brazil	100.00	100.00
IQ Soluções & Química S.A.(“Quantiq”)		Brazil	100.00	100.00
IQAG Armazéns Gerais Ltda. (“IQAG”)		Brazil	100.00	100.00
ISATEC–Pesquisa, Desenv. e Análises Quím.Ltda. (“ISAT EC”)	(vii)	Brazil		100.00
Lantana Trading Co. Inc. (“Lantana”)		Bahamas	100.00	100.00
Norfolk Trading S.A. (“Norfolk”)		Uruguay	100.00	100.00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)		Brazil	100.00	100.00
Quattor Participações S.A. (“Quattor”)		Brazil	100.00	100.00
Rio Polímeros S.A. (“Riopol”)		Brazil	100.00	100.00
Unipar Comercial e Distribuidora S.A. (“Unipar Comercial”)	(viii)	Brazil		100.00

Jointly-controlled subsidiaries
Refinaria de Petróleo Riograndense S.A. (“RPR”)		Brazil	32.56	33.20
Polietilenos de America S.A. (“POLIMERICA”)		Venezuela	49.00	49.00
Polipropileno Del Sur S.A. (“PROPILSUR”)		Venezuela	49.00	49.00

Specific Purpose Entity (“SPE”)
Fundo de Investimento Multimercado Crédito Privado Sol (“FIQ Sol”)		Brazil	100.00	100.00

(i)	Merged into Braskem PP Americas, Inc. in January 2011 (Note 1 (a.1)).
(ii)	This company's name changed from Braskem PP Americas Inc. to Braskem America Inc. after the merger of its parent (Note 1 (a.1)).
(iii)	This company's name changed from Braskem Petroquímica S.A. to Braskem Argentina S.A.
(iv)	Company created in February, 2011.
(v)	This company's name was changed from Quattor Petroquímica S.A. to Braskem Petroquímica S.A.
(vi)

Cetrel started to be fully consolidated by Braskem as from this quarterly information based on a new interpretation of that subsidiary’s By-laws which, according to the opinion of the Company’s external legal advisors, establishes control by the Company. The consolidated quarterly information for prior periods was not restated due to the immateriality of Cetrel to the Company’s financial information as a whole.

(vii)	Company sold in May 2011 (Note 1 (a.3)).
(viii)	Merged into Quantiq in January 2011 (Note 1 (a.2)).

Braskem S.A.

Notes to the quarterly information

at June 30, 2011

All amounts in R$ thousands unless otherwise stated

On June 30, 2011, the non-controlling interests in the equity and results of operations of the Company’s subsidiaries are stated below:

		Profit (loss)
	Equity	for the period

Braskem Idesa	15,370	(2,248)
Cetrel	115,635	9,548
Total	131,005	7,300

2.4.	Reconciliation of equity and profit for the period between parent company and consolidated

	Equity		Profit for the period
	June/2011	December/2010	2Q11	1H11	2Q10	1H10

Parent company	10,956,953	10,439,099	414,444	722,670	976,207	999,119
Braskem’s shares owned by subsidiary Braskem Petroquímica	(48,892)	(48,892)
Non-controlling interest	131,005	18,079	5,644	7,300	1,560	1,560
Consolidated	11,039,066	10,408,286	420,088	729,970	977,767	1,000,679

Braskem S.A.

Notes to the quarterly information

at June 30, 2011

All amounts in R$ thousands unless otherwise stated

3.	Business combinations

The Company adopted the accounting pronouncement CPC 15 for the acquisitions of companies in 2010. The results of such adoption are presented below:

(a)	Quattor Participações S.A.

On April 27, 2010, Braskem acquired 60% of the total capital of Quattor held by União de Indústrias Brasileiras S.A. (“Unipar”) for R$ 659,454 and, subsequently, acquired the remaining 40% held by Petrobras by means of the barter for 18,000,097 shares issued by the Company. On April 30, 2010, the Company acquired the control of Quattor, and this date is the date of acquisition for the purposes of accounting for the business combination. As a result of the acquisition, a bargain purchase of R$ 841,459 was recorded within “results from business combinations” in the income statement.

(b)	Sunoco Chemicals, Co.

On April 1, 2010, Braskem acquired 100% of Sunoco Chemicals’ shares for R$ 620,838 (US$ 351 million), date on which the control was acquired by the Company.  In this operation, a bargain purchase of R$126,089 was recognized within “results from business combinations”.  Right after the purchase, the name of this subsidiary was changed to Braskem PP Americas. In January 2011, Braskem America was merged into its parent company Braskem PP Americas and its name was changed to Braskem America Inc. (Nota 1 (a.1)).

(c)	Unipar Comercial

On May 10, 2010, the Company acquired 100% of the voting capital and control of Unipar Comercial. In this operation, The Company recognized a bargain purchase of R$7,735 within “results from business combinations” in the income statement.

The information related to these business combinations was presented in the Company’s 2010 annual financial statements, in Note 5.

Braskem S.A.

Notes to the quarterly information

at June 30, 2011

All amounts in R$ thousands unless otherwise stated

4.	Cash and cash equivalents

	Parent company		Consolidated
	June/2011	December/2010	June/2011	December/2010

Cash and banks	165,071	62,752	424,172	252,925
Financial investments:
In Brazil	1,447,288	2,181,690	1,585,437	2,208,475
Abroad	160,877	94,618	360,179	162,870
Total	1,773,236	2,339,060	2,369,788	2,624,270

This table was presented in the Company’s 2010 annual financial statements, in Note 6.

5.	Financial investments

	Parent company		Consolidated
	June/2011	December/2010	June/2011	December/2010
Held for trading
Investments in FIQ Sol	114,048	204,123	114,048	204,123
Investments in foreign currency	19,690	32,112	19,690	32,112
Shares	3,023	84	3,023	84
Loans andreceivables
Investments in FIQ Sol	110,731		110,731
Held to maturity
Quotas of investment funds in credit rights	26,025	28,706	26,025	28,706
Restricted deposits	2,668		2,894
Total	276,185	265,025	276,411	265,025

In current assets	250,160	236,319	250,386	236,319
In non-current assets	26,025	28,706	26,025	28,706
Total	276,185	265,025	276,411	265,025

This table was presented in the Company’s 2010 annual financial statements, in Note 7.

6.	Trade accounts receivable

	Parent company		Consolidated
	June/2011	December/2010	June/2011	December/2010
Customers
Domestic market	846,199	910,636	1,227,834	1,638,449
Foreign market	605,380	438,245	997,746	587,661
Allowance for doubtful accounts	(213,502)	(212,363)	(273,878)	(269,159)
Total	1,238,077	1,136,518	1,951,702	1,956,951

In current assets	1,184,123	1,077,492	1,894,029	1,894,648
In non-current assets	53,954	59,026	57,673	62,303
Total	1,238,077	1,136,518	1,951,702	1,956,951

This table was presented in the Company’s 2010 annual financial statements, in Note 8.

Braskem S.A.

Notes to the quarterly information

at June 30, 2011

All amounts in R$ thousands unless otherwise stated

7.	Inventories
		Parent company		Consolidated
	June/2011	December/2010	June/2011	December/2010

Finished goods and work in process	1,463,775	1,012,891	2,550,511	1,876,290
Raw materials, production inputs and packaging	589,243	621,158	773,963	781,594
Maintenance materials	137,123	132,510	259,879	240,442
Advances to suppliers	10,387	8,099	44,141	56,825
Imports in transit and other	23,504	14,847	63,062	60,506
Total	2,224,032	1,789,505	3,691,556	3,015,657

This table was presented in the Company’s 2010 annual financial statements, in Note 9.

8.	Related Parties - Consolidated

(a)	Accounting balances

	Assets				Liabilities
	Current		Non-current		Current		Non-current
	assets		assets		liabilities		liabilities

Subsidiary
Braskem Idesa							12,165	(v)
							12,165
Jointly-controlled subsidiaries
RPR					1,358	(iv)
PROPILSUR	5	(ii)					16,255	(v)
POLIMERICA	3	(ii)					12,803	(v)
	8				1,358		29,058
Associate
Borealis	857	(i)
	857
Related companies
Construtora Norberto Odebrecht ("CNO")					578	(iv)
Petróleo Brasileiro S.A. - Petrobras ("Petrobras")	62,737	(i)	55,892	(iii)	1,227,664	(iv)
Refinaria Alberto Pasqualini ("Refap")	32	(i)			68,169	(iv)
Other	1,015	(i)
	63,784		55,892		1,296,411

At June 30, 2011	64,649		55,892		1,297,769		41,223
At December 31, 2010	157,930		53,742		674,490		31,386

(i)	Amounts in “trade accounts receivable”.
(ii)	Amounts in “other receivables”.
(iii)	Amount in “related parties” related to loan agreements subject to TJLP + interest of 2% per year.
(iv)	Amounts in “trade payables”.
(v)	Amounts in “related parties” related to “advance for future capital increase” made by other shareholders.

Braskem S.A.

Notes to the quarterly information

at June 30, 2011

All amounts in R$ thousands unless otherwise stated

(b)	Income statement transactions
	Income statement transactions from January 1 to June 30, 2011
				Cost of
		Purchases of raw		production/
		materials,	Financial	general and
	Sales of	services and	income	administrative
	products	utilities	expenses	expenses
Jointly-controlledsubsidiary
RPR	13,615	18,770	(56)
	13,615	18,770	(56)
Associate
Borealis	93,034
	93,034
Related companies
BRK Investimentos Petroquímicos S.A ("BRK")			(11)
CNO		79,551
Odebrecht Serviços e Participações ("OSP")		104,184
Petrobras	712,945	6,481,978	2,150
Petrobras International Finance ("PifCo")	7,446
Refap		542,051
	720,391	7,207,764	2,139
Post-employment benefit plan
Odebrecht Previdência Privada ("Odeprev")				6,866
				6,866

At June 30, 2011	827,040	7,226,534	2,083	6,866
At June 30, 2010	881,594	6,498,494	(2,926)	7,743

(c)	Key management personnel

Non-current liabilities	June/2011	December/2010

Long-term incentives	5,368	5,372
Total	5,368	5,372

Income statement transactions	1H11	1H10
Remuneration
Short-termbenefits to employees and managers	25,168	22,281
Post-employment benefit	121	173
Benefits on contract termination		892
Long-term incentives	569	175
Total	25,858	23,521

The Company carries out transactions with related parties in the ordinary course of its operations and activities. The Company believes that all the conditions set forth in the contracts with related parties meet the Company’s interests. To ensure that these contracts present terms and conditions that are as favorable to the Company as those it would enter into with any other third parties is a permanent objective of Braskem’s management.

This table was presented in the Company’s 2010 annual financial statements, in Note 10.

Braskem S.A.

Notes to the quarterly information

at June 30, 2011

All amounts in R$ thousands unless otherwise stated

9.	Taxes recoverable

	Parent company		Consolidated
	June/2011	December/2010	June/2011	December/2010

Excise tax (IPI)	28,355	26,008	39,692	29,128
Value-added taxon sales and services (ICMS) (a)	602,246	795,390	999,898	1,211,256
Social integration program (PIS) and social contribution on revenues (COFINS)	263,460	206,829	435,319	326,005
PIS and COFINS – Law No. 9,718/98	117,915	115,362	117,915	115,362
PIS – Decree-Laws No. 2,445 and No. 2,449/88 (b)	161,317	55,194	161,439	55,317
Income taxand social contribution	205,483	125,151	326,690	220,525
Taxon net income (ILL) (c)	20,877	61,126	20,877	61,126
Other	134,969	112,406	157,095	124,561
Total	1,534,622	1,497,466	2,258,925	2,143,280

Current assets	772,582	400,969	1,117,913	698,879
Non-current assets	762,040	1,096,497	1,141,012	1,444,401
Total	1,534,622	1,497,466	2,258,925	2,143,280

(a)	ICMS

One of the main actions aimed at speeding up the use of the ICMS credits is the Agreement entered into with the State of Bahia in November 2009 that ensures the effective implementation of State Decree No. 11,807 of October 27, 2009, which (i) gradually reduced the effective ICMS rate on domestic naphtha acquired in that same state from 17% to 5.5% and, subsequently, allowed for the use of the credits from April 2011 and (ii) established that the monthly amount of R$ 9,100 can be deducted from the debt balance between April 2011 and March 2014, and the monthly amount of R$ 5,907 between April 2014 and March 2018.

(b)	PIS – Decree-Laws No. 2,445 and No. 2,449/88

In the quarter, the Company recognized credits in the amount of R$ 91,431 as a result of the final and unappealable decision on lawsuits filed by Braskem and its merged companies. This amount will be used to offset future payments of federal taxes.

(c)	Tax on Net Income - ILL

In May 2011, the Company offset the amount of R$ 48,299 with federal taxes due.

This table was presented in the Company’s 2010 annual financial statements, in Note 11.

10.	Judicial Deposits – Non-current Assets

	Parent company		Consolidated
	June/2011	December/2010	June/2011	December/2010

Excise tax (IPI)	28,355	26,008	39,692	29,128
Value-added taxon sales and services (ICMS) (a)	602,246	795,390	999,898	1,211,256
Social integration program (PIS) and social contribution on revenues (COFINS)	263,460	206,829	435,319	326,005
PIS and COFINS – Law No. 9,718/98	117,915	115,362	117,915	115,362
PIS – Decree-Laws No. 2,445 and No. 2,449/88 (b)	161,317	55,194	161,439	55,317
Income taxand social contribution	205,483	125,151	326,690	220,525
Taxon net income (ILL) (c)	20,877	61,126	20,877	61,126
Other	134,969	112,406	157,095	124,561
Total	1,534,622	1,497,466	2,258,925	2,143,280

Current assets	772,582	400,969	1,117,913	698,879
Non-current assets	762,040	1,096,497	1,141,012	1,444,401
Total	1,534,622	1,497,466	2,258,925	2,143,280

This table was presented in the Company’s 2010 annual financial statements, in Note 12.

Braskem S.A.

Notes to the quarterly information

at June 30, 2011

All amounts in R$ thousands unless otherwise stated

11.	Investments

(a)	Information on investments

		Parent company
		Interest in	Adjusted net profit (loss)
		total capital (% )	for the period		Adjusted equity
(a.1) Investments of the parent company		June/2011	1H11	1H10	June/2011	December/2010

Subsidiaries
Braskem America	(i)			(7,003)		451,068
Braskem America	(ii)	100.00	25,636		465,591
Braskem Argentina		96.77	2,320	781	7,523	5,203
Braskem Chile		99.02	(135)	(52)	1,443	1,578
Braskem Distribuidora		100.00	(5,301)	2,437	80,274	85,575
Braskem Europa		100.00	13,223	10,303	93,101	84,871
Braskem Finance		100.00	(102,997)	(5,813)	(71,963)	31,034
Braskem Idesa		65.00	(7,192)	(807)	43,913	51,654
Braskem Importação		0.04	8	6	207	199
Braskem Inc.		100.00	(49,196)	(856)	157,138	167,949
Braskem Participações		100.00	1,231	(1,435)	2,181	957
Braskem Petroquímica		100.00	7,988	(166,373)	868,779	860,791
Cetrel	(iii)	53.12	20,563		278,923
Ideom		99.90	(10,748)	(5,356)	(11,664)	(917)
IQAG		0.12	371	346	1,933	1,562
ISATEC	(iv)			(994)		(77)
Petroquímica Chile		97.96	1,016	(308)	6,702	5,686
Politeno Empreendimentos		99.98	(4)	498	(24)	(20)
Quantiq		99.90	10,533	8,230	149,939	102,059
Quattor		96.96	72,795	(243,065)	2,202,615	2,129,820
Riopol		100.00	64,864	(234,217)	1,751,911	1,687,047
Unipar Comercial	(v)			2,026		38,973

Jointly-controlled subsidiary
RPR		32.56	8,860	35,884	111,864	47,679

Associates
Borealis		20.00	7,533	10,374	142,075	130,940
CODEVERDE		35.97	1,561	(12)	66,606	83,546
Cetrel	(iii)			17,061		254,785
Sansuy Administração, Participação,		20.00	(12)	(10)	1,958	1,972
Representação e Serviços Ltda

(i)	Subsidiary merged into Braskem PP Americas, Inc. in January 2011 (Note 1 (a.1)).
(ii)	Current name of Braskem PP Americas (Note 1 (a.1)).
(iii)	Change from associate to subsidiary due to a new interpretation of the By-laws (Note 2.3 (vi)).
(iv)	Company sold in May 2011 (Note 1 (a.3)).
(v)	Company merged into Quantiq in January 2011 (Note 1 (a.2)).

Braskem S.A.

Notes to the quarterly information

at June 30, 2011

All amounts in R$ thousands unless otherwise stated

		Parent company
		Interest in	Adjusted net profit (loss)
		total capital (% )	for the period		Adjusted equity
		June/2011	1H11	1H10	June/2011	December/2010

(a.2) Investments of subsidiaries

Braskem Chile
Braskem Argentina		3.17	2,320	781	7,523	5,203
Petroquímica Chile		2.03	1,016	(308)	6,702	5,686
Braskem Distribuidora
Braskem Importação		99.96	8	6	207	199
Braskem Argentina		0.06	2,320	781	7,523	5,203
Lantana		96.34	(4,947)	2,837	73,464	78,410
Braskem Europa
Propilsur		49.00	(310)	(3,425)		86,313
Polimerica		49.00	(132)	(1,795)		57,067
Braskem Idesa
Braskem Idesa Serviços		65.00
Braskem Importação
Braskem México		0.03	1,033		2,308	1,052
Braskem Inc.
Braskem Chile		0.98	(135)	(52)	1,443	1,578
Lantana		3.66	(4,947)	2,837	73,464	78,410
Petroquímica Chile		0.01	1,016	(308)	6,702	5,203
Braskem Participações
Ideom		0.10	(10,748)	(5,356)	(11,664)	(917)
Braskem México		99.97	1,033		2,308	1,052
Politeno Empreendimentos		0.02	(4)	498	(24)	(20)
Quantiq		0.10	10,533	8,230	149,939	102,059
Braskem Petroquímica
Quattor		3.04	72,795	8,230	149,939	2,129,820
Cetrel		1.25	20,563		278,923	254,785
Commom
Norfolk		100.00	(2,376)	754	50,616	52,992
Quantiq
IQAG		99.88	371	346	1,933	1,562
Quattor
Commom		100.00	(324)		5,389	5,713

		Consolidated
		Interest in	Adjusted net profit (loss)
		total capital (%)	for the period		Adjustedequity
		June/2011	1H11	1H10	June/2011	December/2010

Associates
Borealis		20.00	7,533	10,374	142,075	130,940
Cetrel	(i)			17,061		254,785
CODEVERDE		35.97	1,561	(12)	66,606	83,546
Sansuy Administração, Participação,		20.00	(12)	(10)	1,958	1,972
Representação e Serviços Ltda

(i)         Change from associate to subsidiary due to a new interpretation of the By-laws (Note 2.3 (vi)).

Braskem S.A.

Notes to the quarterly information

at June 30, 2011

All amounts in R$ thousands unless otherwise stated

(b)	Moviments in investments in subsidiaries, jointly-controlled subsidiaries and associates

	Balance at December/2010	Merger	Capital increase (decrease)	Dividends and interest on capital	Equity in results of investees		Goodwill amortization	Interest gain (loss)	Provision for losses / Other	Other comprehensive income	Currency translation adjustments	Write-off disposal	Balance at June/2011
					Effect	Adjustment of profit
					of results	in inventories
Subsidiaries and
jointly-controlled subsidiaries

Domestic subsidiaries
Braskem Distribuidora	85,575				(5,301)								80,274
Braskem Participações	957				1,231				(7)				2,181
Braskem Petroquímica	726,288				7,988		(1,718)						732,558
Cetrel (i)				(25)	10,888		(1,010)	1,555	131,722				143,130
ISATEC	(77)		4,110						(1,028)			(3,005)
Quantiq	100,696	44,230			10,533	(336)							155,123
Quattor	3,109,681				70,581	(5,136)	(45,818)						3,129,308
Riopol	1,687,047				64,864	(1,095)							1,750,816
RPR	13,777			(2,811)	2,885			(651)		23,222			36,422
UNIPAR Comercial (ii)	44,495	(44,230)			(265)
	5,768,439		4,110	(2,836)	163,404	(6,567)	(48,546)	904	130,687	23,222		(3,005)	6,029,812

Foreign subsidiaries
Braskem America (iii)	451,068	(451,068)
Braskem America (iv)		451,068			25,636					(2,052)	(9,062)		465,590
Braskem Argentina	5,203				2,320								7,523
Braskem Chile	1,578				(135)								1,443
Braskem Europa	84,871				13,223	(498)					(4,993)		92,603
Braskem Idesa	33,575				(4,675)						(357)		28,543
Braskem Inc.	167,948				(49,196)					38,386			157,138
Braskem Finance	31,034				(31,034)
Petroquímica Chile	5,686				1,016								6,702
	780,963				(42,845)	(498)				36,334	(14,412)		759,542

Total subsidiaries	6,549,402		4,110	(2,836)	120,559	(7,065)	(48,546)	904	130,687	59,556	(14,412)	(3,005)	6,789,354

Associates
Borealis	26,188				2,227								28,415
CODEVERDE			(6,600)						6,600
Cetrel (i)	131,722								(131,722)
Total associates	157,910		(6,600)		2,227				(125,122)				28,415

(i) Company fully consolidated as from the first half of 2011 (Note 2.3 (vi)).
(ii) Company merged into Quantiq in January 2011 (Note 1 (a.2)).
(iii) Company merged into Braskem PP Americas, Inc. in January 2011 (Note 1 (a.1)).
(iv) Current name of Braskem PP Americas (Note 1 (a.1)).

Braskem S.A.

Notes to the quarterly information

at June 30, 2011

All amounts in R$ thousands unless otherwise stated

(c)	Breakdown of equity results

	Parent company			Consolidated
	June/2011		June/2010	June/2011		June/2010

Equity in results of subsidiaries and jointly-controlled subsidiaries	113,494		10,502	(293)		2,283
Equity in results of associates	2,227		13,521	1,871		14,741
Amortization of goodwill	(48,546)	(i)	(969)	(2,728)	(i)	(725)
Provision for losses on investments	(83,760)	(ii)	(3,550)	(18)
Dividends received from other investments	420			420
	(16,165)		19,504	(748)		16,299

(i)       The amortization of the goodwill on the assets and liabilities from the business combinations of Quattor, amounting to R$ 45,818, is distributed among the following accounts in the consolidated income statement: “net sales revenue”, amounting to R$ 8,949, “cost of products sold”, amounting to R$ 48,081, “general and administrative expenses” amounting to R$ 45 and “financial results”, amounting to R$ 12,346. The effect of deferred income tax and social contribution was R$ 23,603.

The amortization of goodwill on property, plant and equipment includes the amount of R$ 2,728 of the subsidiaries Braskem Petroquímica and Cetrel.

(ii) Includes a provision for loss of the subsidiary Braskem Finance in the amount of R$ 71,963.

The information related to investments was presented in the Company’s 2010 annual financial statements, in Note 13.

12.	Property, plant and equipment

	Consolidated
	June/2011			December/2010
		Accumulated			Accumulated
		depreciation/			depreciation/
	Cost	depletion	Net	Cost	depletion	Net

Land	410,442		410,442	417,475		417,475
Buildings and improvements	1,846,167	(647,425)	1,198,742	1,806,090	(614,967)	1,191,123
Machinery, equipment and installations	22,932,672	(7,398,004)	15,534,668	22,615,610	(6,676,242)	15,939,368
Projects in progress	1,638,083		1,638,083	1,269,547		1,269,547
Other	1,281,959	(341,042)	940,917	1,037,491	(305,313)	732,178
Impairment	(180,311)		(180,311)	(183,419)		(183,419)
Total Consolidated	27,929,012	(8,386,471)	19,542,541	26,962,794	(7,596,522)	19,366,272

Total Parent Company	18,595,528	(7,440,081)	11,155,447	18,030,241	(6,930,057)	11,100,184

This table was presented in the Company’s 2010 annual financial statements, in Note 14.

The projects in progress mainly relate to operating improvements to increase the economic useful life of machinery and equipment and to the expansion projects, particularly the expansion of the PVC plant in Alagoas, and the construction of a new butadiene plant in Rio Grande do Sul.

Impairment test for fixed assets

There were no significant events or circumstances in the period ended June 30, 2011 that indicate the need for an impairment test on the fixed assets.

Braskem S.A.

Notes to the quarterly information

at June 30, 2011

All amounts in R$ thousands unless otherwise stated

13.	Intangible assets

	Consolidated
	June/2011			December/2010
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net

Goodwill based on future profitability	3,246,668	(1,182,961)	2,063,707	3,246,668	(1,182,961)	2,063,707
Trademarks and patents	206,266	(89,575)	116,691	220,343	(83,132)	137,211
Software and use rights	443,864	(184,045)	259,819	425,291	(152,609)	272,682
Contracts with customers and suppliers	644,447	(66,454)	577,993	644,447	(38,865)	605,582
Total Consolidated	4,541,245	(1,523,035)	3,018,210	4,536,749	(1,457,567)	3,079,182

Total Parent Company	3,690,817	(1,426,426)	2,264,391	3,685,984	(1,405,873)	2,280,111

This table was presented in the Company’s 2010 annual financial statements, in Note 15.

Impairment test of intangible assets with an indefinite useful life

In December 2010, the Company tested intangible assets for impairment and did not identify losses. The projection of cash flows used was for 5 years from December 2010. The assumptions used to determine the amount using the discounted cash flow method include: projections of cash flows based on estimates of business for future cash flows, discounted rates based on the Weighted Average Cost of Capital (WACC) and growth rates to determine the perpetuity based on annual inflation rate according to the Broad Consumer Price Index (“IPCA”).

There were no significant events or circumstances in the period ended June 30, 2011 that indicate the need for an impairment test on the intangible assets with an indefinite useful life.

14.	Other payables

	Parent company		Consolidated
	June/2011	December/2010	June/2011	December/2010

Credit notes	3,770	828	9,259	6,365
Commissions / customers bonus	19,437	1,026	20,251	4,823
Lease agreements	7,560	13,187	20,251	27,693
Trade notes	235,664	226,894	249,092	230,085
Labor agreements	39,118	72,437	47,116	83,875
Other payables	19,742	49,130	91,791	133,085
Total	325,291	363,502	437,760	485,926

Current liabilities	80,366	125,935	165,970	233,322
Non-current liabilities	244,925	237,567	271,790	252,604
Total	325,291	363,502	437,760	485,926

This table was presented in the Company’s 2010 annual financial statements, in Note 16.

Braskem S.A.

Notes to the quarterly information

at June 30, 2011

All amounts in R$ thousands unless otherwise stated

15.	Borrowings

	Annual financial charges		Consolidated
		Average interest rates
	Monetary adjustment	(unless otherwise stated)	June/2011	December/2010

Foreign currency
Eurobonds	Note 15 (a)	Note 15 (a)	4,180,835	3,927,712
Export prepayments	Note 15 (b)	Note 15 (b)	1,789,549	2,287,738
Medium-T erm Notes (ii)	US dollar exchange variation	11.75%	138,471	438,031
Raw material financing	US dollar exchange variation	3.05%	10,639	15,142
Financing for the acquisition of investments	US dollar exchange variation	4.45%	330,232	352,480
BNDES	Post-fixed monetary adjustment (UMBNDES) (i)	6.16%	7,300	11,383
	US dollar exchange variation	6.15%	291,549	296,318
Working capital	US dollar exchange variation	7.66%	601,628	658,942
		101.25% to 105.5% of CDI		1,301
Project financing (NEXI)	Yen exchange variation	0.95% above the TIBOR	41,985	66,602
Transaction costs, net			(62,412)	(29,195)

Local currency
Working capital		98.5% to 112.5% of CDI	1,152,426	867,570
		12.14%	281,702	266,145
FINAME	TJLP	1.36%	7,763	9,842
		4.91%	1,779	1,024
BNDES	TJLP	3.04%	2,369,741	2,419,712
		4.54%	18,290
BNDES EXIM		7.00%	150,423	150,452
BNB		8.50%	178,154	213,686
FINEP	TJLP	0.01%	48,362	61,975
		4.60%	33,095	10,004
FUNDES		6.00%	200,457	187,419
Transaction costs, net			(1,885)	(3,538)
Total			11,770,083	12,210,745

Current liabilities			1,131,974	1,206,444
Non-current liabilities			10,638,109	11,004,301
Total			11,770,083	12,210,745

(i) UMBNDES = monetary unit of BNDES.
(ii) In April 2011, the Company paid for part of this financing in advance.

Braskem S.A.

Notes to the quarterly information

at June 30, 2011

All amounts in R$ thousands unless otherwise stated

(a)	Bonds

		Issue amount			Consolidated
Issue date		(US$ thousand)	Maturity	Interest (% per year)	June/2011	December/2010
August 2005	(i)	250,000	June 2015	9.38	102,680	251,861
April 2006	(i)	200,000	no maturity date	9.00		339,143
September 2006	(i)	275,000	January 2017	8.00	211,062	473,886
June 2008		500,000	June 2018	7.25	784,480	837,294
May 2010		400,000	May 2020	7.00	630,875	673,348
May 2010		350,000	May 2020	7.00	552,016	589,180
October 2010		450,000	no maturity date	7.38	714,872	763,000
April 2011	(i)	750,000	April 2021	5.75	1,184,850
Total		3,175,000			4,180,835	3,927,712

(b)	Export prepayments (“EPP”)

		Initial amount of
		the transaction			Consolidated
Issue date		(US$ thousand)	Settlement	Charges (% per year)	June/2011	December/2010
December 2005		55,000	December 2012	US dollar exchange variation + semiannual Libor + 1.60	32,198	45,837
July 2006		95,000	June 2013	US dollar exchange variation + 2.67	38,657	51,166
July 2006		75,000	July 2014	US dollar exchange variation + 2.73	72,207	89,561
March 2007		35,000	March 2014	US dollar exchange variation + 4.10	47,084	58,630
April 2007		150,000	April 2014	US dollar exchange variation + 3.40	234,853	250,662
November 2007		150,000	November 2013	US dollar exchange variation + 3.53	234,576	250,410
October 2008	(i)	725,000	October 2013	US dollar exchange variation + 5.64		670,378
August 2009		20,000	July 2011	US dollar exchange variation + semiannual Libor + 5.00	32,405	34,482
March 2010		100,000	March 2015	US dollar exchange variation + 4.67	158,134	168,752
May 2010		150,000	May 2015	US dollar exchange variation + semiannual Libor + 2.40	234,722	250,631
June 2010		150,000	June 2016	US dollar exchange variation + semiannual Libor + 2.60	234,555	250,419
December 2010		100,000	December 2017	US dollar exchange variation + semiannual Libor + 2.47	156,271	166,810
March 2011		200,000	February 2021	US dollar exchange variation + semiannual Libor + 1.20	313,887
Total		2,005,000			1,789,549	2,287,738

(i)   In April 2011, Braskem Finance concluded the funding of US$ 750 million which was part of the financial resources used to: (a) partially settle in advance the bonds issued in July 1997 and September 2006; (b) fully settle the perpetual bonds issued in April 2006; (c) partially settle in advance the financing obtained through the Medium-Term Notes program; and (d) fully settle in advance the financing obtained in October 2008 through export prepayments.

Braskem S.A.

Notes to the quarterly information

at June 30, 2011

All amounts in R$ thousands unless otherwise stated

(c)	Payment schedule

The long-term amounts mature as follows:

	Consolidated
	June/2011	December/2010

2012	522,795	1,238,243
2013	1,354,093	1,814,902
2014	1,706,747	1,691,089
2015	907,342	1,069,774
2016	659,837	671,495
2017	417,340	683,258
2018	1,070,348	1,082,112
2019	654,058	159,965
2020	1,451,998	1,510,429
2021 onwards	1,893,551	1,083,034
Total	10,638,109	11,004,301

(d)	Capitalized financial charges

The Company and its subsidiaries capitalized financial charges in the period ended June 30, 2011 in the amount of R$ 40,316, including monetary variation. The average rate of these charges in the period was 7.45% per year.

(e)	Covenants

Some of the financing agreements of the Company and its subsidiaries establish limits for certain indicators related to the capacity for indebtedness and payment of interest.

The first indicator establishes a limit for the indebtedness of the Company and its subsidiaries based on their EBITDA (Earnings before interests, taxes, depreciation and amortization) generating capacity.

The second indicator found in the agreements of the Company and its subsidiaries is the division of consolidated EBITDA by net interest, which corresponds to the difference between interest paid and interest received.

On June 30, 2011, all commitments assumed were complied with.

The information related to borrowings was presented in the Company’s 2010 annual financial statements in Note 17.

Braskem S.A.

Notes to the quarterly information

at June 30, 2011

All amounts in R$ thousands unless otherwise stated

16.	Debentures (public issue of non-convertible debentures)

	Unit					Consolidated
Issue	amount	Maturity	Interest	Payment of interest		June/2011	December/2010

14ª	R$ 10	September 2011	103.5% of CDI	Semiannual, as from March 2007		519,403	517,741

1ª	R$ 1,000	November 2014	118.0% of CDI	Quarterly, as from March 2013	(i)	17,534
						536,937	517,741

(i) Refers to the 1st issue of debentures of the jointly-controlled subsidiary RPR presented in non-current liabilities.

This table was presented in the Company’s 2010 annual financial statements, in Note 18.

17.	Financial instruments

17.1.	Risk management

The Company is exposed to market risks arising from variations in commodity prices, foreign exchange and interest rates; to credit risk arising from the possibility of default by its counterparties in cash equivalents, financial investments and trade accounts receivable; and to liquidity risk to meet its obligations related to financial liabilities.

The Company adopts procedures for managing market and credit risks that are in conformity with the new Financial Policy approved by the Board of Directors on August 9, 2010.The purpose of risk management is to protect the cash flows of the Company and reduce the threats to the financing of its operating working capital and investment programs.

(a)	Market risk

The Company prepares a sensitivity analysis for each type of market risk to which it is exposed, which is presented in Note 17.5.

(b)	Credit risk

The maximum exposure to credit risks of non-derivative assets on the reporting date is their carrying amounts less any impairment loss. On June 30, 2011, the balance of trade accounts receivable is net of the allowance for doubtful accounts of R$ 273,878 (December 2010 – R$ 269,159).

(c)	Liquidity risk

The analysis of the borrowings of the Company by maturity is presented in Note 15 (c) and of the derivative financial instruments is presented in Note 17.3.1. In addition, the Company has a US$350 million revolving credit line that may be used without restrictions for three years as of September, 2010.

The information on risk management was presented in the 2010 annual financial statements, in Note 19.

Braskem S.A.

Notes to the quarterly information

at June 30, 2011

All amounts in R$ thousands unless otherwise stated

17.2.	Non-derivative financial instruments

Braskem and its subsidiaries held on June 30, 2011 and December 31, 2010 the following non-derivative financial instruments:

		Fair value	Carrying amount		Fair value
	Classification by category	hierarchy	June/2011	December/20	June/2011	December/20
Cash andcash equivalents (Note 4)
Cash and banks	Loans and receivables		424,172	252,925	424,172	252,925
Financial investments in Brazil	Held for trading	Level 2	638,338	2,208,475	638,338	2,208,475
Financial investments in Brazil	Loans and receivables		947,099		947,099
Financial investments abroad	Held for trading	Level 2	360,179	162,870	360,179	162,870
			2,369,788	2,624,270	2,369,788	2,624,270

Financial investments (Note 5)
FIQ Sol investments	Held for trading	Level 2	114,048	204,123	114,048	204,123
Investments in foreign currency	Held for trading	Level 2	19,690	32,112	19,690	32,112
Shares	Held for trading	Level 1	3,023	84	3,023	84
FIQ Sol investments	Loans and receivables		110,731		110,731
Quotas of receivables investment fund	Held to maturity		26,025	28,706	26,025	28,706
Restricted deposits	Held to maturity		2,894		2,894
			276,411	265,025	276,411	265,025

Trade accounts receivable (Note 6)	Loans and receivables		1,951,702	1,956,951	1,951,702	1,956,951

Related parties (Note 8)
Assets	Loans and receivables		55,892	53,742	55,892	53,742
Liabilities	Loans and receivables		41,223	31,386	41,223	31,386

Trade payables	Other financial liabilities		5,757,350	5,201,162	5,757,350	5,201,162

Borrowings (Note 15)
Foreign currency	Other financial liabilities		7,392,188	8,055,649	7,828,574	8,127,648
Local currency	Other financial liabilities		4,442,192	4,187,829	4,442,192	4,187,829
			11,834,380	12,243,478	12,270,766	12,315,477

Debentures (Note 16)	Other financial liabilities		536,937	517,741	519,053	516,562

Fair value hierarchy

Level 1 – fair value obtained through prices quoted (without adjustments) in active markets for identical assets or liabilities, such as the stock exchange.

Level 2 – Fair value obtained from discounted cash flow models, when the instrument is a forward purchase or sale or a swap contract, or valuation models of option contracts, such as the Black-Scholes model, when the derivative has the characteristics of an option; and

Level 3 – techniques that use data that have a significant effect on fair value and that are not based on observable market data, that is, unobservable inputs. The Company did not apply this technique on its financial instruments.

Braskem S.A.

Notes to the quarterly information

at June 30, 2011

All amounts in R$ thousands unless otherwise stated

17.3.	Derivative financial instruments

The table below shows the transactions with derivative financial instruments of Braskem and its subsidiaries as of June 30, 2011 and December 31, 2010.

			Interest rate/Currency					Change in
			Exposure of the		Nominal		Financial	fair value
Identification			principal amount	Hedge	value	December/2010	settlement	Note (17.3.2)	June/2011

Derivative transaction
Swap	(i)	Note 17.3.1 (a)	Yen	CDI	R$ 279,495	13,700	(7,634)	3,702	9,768
					R$ 279,495	13,700	(7,634)	3,702	9,768

Current liabilities (hedge transactions)						13,700			9,768
						13,700			9,768

Hedge accounting transactions

Braskem Inc.
Interest rate swaps		Note 17.3.1 (b)	Libor	Contractual fixed rate	US$ 400,000 thousand	42,890	(34,950)	(7,940)

Braskem
Interest rate swaps		Note 17.3.1 (b)	Libor	Contractual fixed rate	US$ 526,146 thousand	25,988	(7,733)	5,717	23,972

Braskem
Interest rate swaps	(ii)	Note 17.3.1 (c)	Libor	CDI	US$ 42,612 thousand	456		201	657

Braskem America
Interest rate swaps		Note 17.3.1 (c)	Libor	Contractual fixed rate	US$ 210,000 thousand	1,523	(2,090)	4,993	4,426

Braskem America
Sale swaps		Note 17.3.1 (d)			US$ 5,732 thousand	(1,300)		1,264	(36)

					US$ 1,184,490 thousand	69,557	(44,773)	4,235	29,019

Current assets (other receivables)						(1,300)			(36)
Current liabilities (hedge transactions)						36,424			16,178
Non-current liabilities (hedge transactions)						34,433			12,877
						69,557			29,019

(i) Foreign exchange hedge of the NEXI financing.
(ii) Hedge of working capital financing related to Agricultural Credit Notes (“NCA”).

Braskem S.A.

Notes to the quarterly information

at June 30, 2011

All amounts in R$ thousands unless otherwise stated

17.3.1.	Derivatives outstanding at June 30, 2011

(a)	Project financing (NEXI) related Swaps

• Braskem

	Nominal value			Fair value
Identification	US$ thousand	Interest rate	Maturity	June/2011	December/2010
Swap NEXI I	28,987	104.29% CDI	June 2012	657	1,051
Swap NEXI II	136,495	101.85% CDI	March 2012	6,804	9,283
Swap NEXI III	86,110	103.98% CDI	June 2012	1,935	3,089
Swap NEXI IV	27,903	103.98% CDI	June 2012	372	277
Total	279,495			9,768	13,700

Current liabilities (hedge transactions)				9,768	13,700

The regular changes in the fair value of swaps are recorded as finance income or cost in the same period in which they occur. The Company recognized finance costs of R$ 3,702 related to the variation in the fair value of these swaps for the period ended June 30, 2011.

(b)	Export prepayment related interest rate swaps

• Braskem

	Nominal value			Fair value
Identification	US$ thousand	Interest rate	Maturity	June/2011	December/2010
Swap EPP X	35,000	2.5040	March 2014	1,417	1,786
Swap EPP XI	57,500	1.9500	July 2014	1,277	1,455
Swap EPP XII	100,000	2.1200	November 2013	3,401	4,061
Swap EPP XIII	50,000	2.1500	November 2013	1,737	2,082
Swap EPP XIV	50,000	2.6400	April 2014	3,480	3,734
Swap EPP XV	100,000	2.6200	April 2014	6,901	7,392
Swap EPP XVI	33,646	1.6700	June 2013	431	606
Swap EPP XVII	75,000	2.1975	March 2015	4,020	3,684
Swap EPP XIX	25,000	2.1700	March 2015	1,308	1,188
Total	526,146			23,972	25,988

Current liabilities (hedge transactions)				12,825	13,918
Non-current liabilities (hedge transactions)				11,147	12,070
Total				23,972	25,988

As a consequence of the advanced payment of the financing contracts mentioned in Note 15 (a) and (b) in April and June 2011, the subsidiary Braskem Inc. settled in advance the swap transactions that would mature in October 2013.

Braskem S.A.

Notes to the quarterly information

at June 30, 2011

All amounts in R$ thousands unless otherwise stated

(c)	Loan related interest rate swaps

• Braskem

	Nominal value			Fair value
Identification	US$ thousand	Interest rate	Maturity	June/2011	December/2010
Swap NCA I	42,612	100.70% CDI	September 2012	657	456
Total	42,612			657	456

Non-current liabilities (hedge transactions)				657	456

• Braskem America

	Nominal value			Fair value
Identification	US$ thousand	Interest rate	Maturity	June/2011	December/2010
Swap loan XXI	70,000	0.8275	April 2015	(763)	(2,262)
Swap loan XXII	70,000	1.8500	April 2015	2,590	1,887
Swap loan XXIII	70,000	1.8475	April 2015	2,599	1,898
Total	210,000			4,426	1,523

Current liabilities (hedge transactions)				3,353	3,236
Non-current liabilities (hedge transactions)				1,073	(1,713)
Total				4,426	1,523

(d)	Sale price swaps

• Braskem America

	Nominal value	US$ fixed		Fair value
Identification	US$ thousand	price/metric	Maturity	June/2011	December/2010
Sale price swap	5,732	1,478	December/2011	(36)	(1,300)
Total	5,732			(36)	(1,300)

Current assets (other receivables)				(36)	(1,300)

Braskem S.A.

Notes to the quarterly information

at June 30, 2011

All amounts in R$ thousands unless otherwise stated

17.3.2.	Hedge operations presented in “other comprehensive income”

The derivatives indicated in items 17.3.1 (b), (c) and (d) were designated as cash flow hedge, resulting in closing balances in “other comprehensive income”.  The appropriations of interest are allocated to interest expenses in the finance costs group. The summary of changes in the account is as follows:

		Appropriation of	Change
	December/2010	accrued interest	in fair value	June/2011
Swaps EPP Braskem Inc.	(39,315)	31,375	7,940
Swaps EPP Braskem	(23,013)	7,143	(5,717)	(21,587)
Swaps loans Braskem	(456)		(201)	(657)
Swaps loans Braskem America	212	2,873	(4,993)	(1,908)
Sale price swaps Braskem America	1,300		(1,264)	36
	(61,272)	41,391	(4,235)	(24,116)

On June 30, 2011, the appropriation of accrued interest and change in the fair value of derivatives designated as “cash flow hedge” was R$ 37,156, which, with the effect of income tax and social contribution of R$ 891, amounts to R$ 38,047, and is presented within “other comprehensive income” in equity.

17.4.	17.4. Credit quality of financial assets

(a)	(a) Trade accounts receivable

Only a few of the Company's customers have risk ratings assigned by credit rating agencies.  For this reason, the Company developed its own credit rating system for all accounts receivable from domestic customers and part of the accounts receivable from foreign customers.  The Company does not apply this rating to all of its foreign customers because most accounts receivable from them are covered by an insurance policy or letters of credit issued by banks. As of June 30, 2011, the credit ratings are as follows:

			Percentage
1	Minimum risk		31.61
2	Low risk		29.15
3	Moderate risk		27.52
4	High risk		2.82
5	Very high risk	(i)	8.90

(i)         Most customers in this group are inactive and the respective accounts are in the process of collection actions. Customers in this group that are still active purchase from Braskem and pay in advance.

Braskem S.A.

Notes to the quarterly information

at June 30, 2011

All amounts in R$ thousands unless otherwise stated

(b)	Other financial assets

In order to determine the credit ratings of counterparties in financial assets classified as cash and cash equivalents, held for trading, held to maturity and loans and receivables, the Company uses the following ratings agencies: Standard & Poors, Moody’s and Fitch Ratings

	June/2011	December/2010
Cash and cash equivalents and financial investments
AAA	2,143,756	2,136,193
AA+	243,996	445,867
AA	12,171	43,154
AA-	21,240	37,397
A+	88,249	78,920
A-	39,367	37,176
BBB+	19,780	18,684
BB+	19,085	18,878
B+	3,405	3,378
Other financial assets with no risk assessment	6,541	8,830
	2,597,590	2,828,477
Held to maturity
Quotas of investment funds in credit rights (i)	26,025	28,706
Restricted deposits (ii)	2,894
	28,919	28,706
Other investments (offshore funds)
Sundry funds (i)	19,690	32,112
	19,690	32,112

Total	2,646,199	2,889,295

(i) Financial assets with no internal or external ratings.
(ii) Risk-free financial assets.

Braskem S.A.

Notes to the quarterly information

at June 30, 2011

All amounts in R$ thousands unless otherwise stated

17.5.	Sensitivity analysis

The derivative financial instruments may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a)	Selection of risks

The three main risks that may most affect the value of the Company’s financial instruments are:

a) Brazilian real-U.S. dollar exchange rate; b) Brazilian real-yen exchange rate; c) Libor floating interest rate.

For the purposes of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be indirectly influenced by it.

(b)	Selection of scenarios

In accordance with CVM Instruction No. 475/08, the Company included three scenarios in the sensitivity analysis, one of which is probable and the other two represent adverse effects to the Company. In the preparation of the adverse scenarios, only the impact of the variables on the financial instruments, including derivatives, and on the items covered by hedge transactions, was considered. The overall impacts on the Company’s operations, such as the one arising from the revaluation of inventories and revenue and future costs, were not considered. Since the Company manages its exposure to foreign exchange rate risk on a net basis, adverse effects from a depreciation of the Brazilian real in relation to the U.S. dollar can be offset by opposing effects on the Braskem’s operating results.

The FOCUS survey published by the Central Bank of Brazil on June 24, 2011 was considered for the probable scenario for the base date December 31, 2011. For the interest rate variables not considered in the FOCUS survey, the probable scenario considered was the Interbank Deposit Certificate (CDI) percentage variation.

For the exchange rate variables not included in the FOCUS survey, the probable scenario considered was the U.S. dollar-real percentage variation.

For the Brazilian real-U.S. dollar exchange rate, an increase of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the exchange rate on June 30, 2011.

For the Brazilian real-yen exchange rate, an increase of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the exchange rate on June 30, 2011.

For the Libor interest rate, a decrease of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the Libor rate on June 30, 2011.

The sensitivity amounts in the table below are the changes in the value of the financial instruments in each scenario, except for table (e), which shows the changes in future cash flows.

Braskem S.A.

Notes to the quarterly information

at June 30, 2011

All amounts in R$ thousands unless otherwise stated

(c)	Sensitivity to the Brazilian real-U.S. dollar exchange rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in the Brazilian real-US dollar exchange rate is presented in the table below:

		Possible adverse	Extreme adverse
Instrument	Probable	(25% )	(50% )
BNDES	(7,447)	(74,712)	(149,424)
Bonds	(104,179)	(1,045,209)	(2,090,417)
Working capital/structured operations	(14,992)	(150,407)	(300,814)
Raw material financing	(265)	(2,660)	(5,320)
Financing of fixed assets	(8,229)	(82,558)	(165,116)
Medium-Term Notes	(3,450)	(34,618)	(69,236)
Export prepayments	(16,935)	(169,906)	(339,812)
Financial investments abroad	16,431	164,844	329,688
Export prepayment debt, plus hedge, of which:
Export prepayment debt	(27,657)	(277,481)	(554,962)
Export prepayment swap	(708)	(7,099)	(14,199)

(d)	Sensitivity to the Brazilian real-yen exchange rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in the Brazilian real-yen exchange rate is presented in the table below:

		Possible adverse	Extreme adverse
Instrument	Probable	(25% )	(50% )
Project finance (NEXI), plus swaps, of which:
Debt (NEXI)	(1,046)	(10,496)	(20,992)
Swaps (NEXI)	1,039	10,427	20,855

(e)	Sensitivity of future cash flows to the Libor floating interest rate

The sensitivity of future interest income and expenses of each financial instrument, including derivatives and items covered by them, is presented in the table below:  The figures represent the impact on finance income (costs), taking into consideration the average term of the respective instrument.

		Possible adverse	Extreme adverse
Instrument	Probable	(25% )	(50% )
Raw material financing	(1)	(10)	(20)
Export prepayments	(474)	(4,758)	(9,516)
Export prepayment debt, plus hedge, of which:
Export prepayment debt	(243)	(2,440)	(4,879)
Export prepayment swap	241	2,421	4,843

The information related to financial instruments was presented in the 2010 annual financial statements, in Note 19.

Braskem S.A.

Notes to the quarterly information

at June 30, 2011

All amounts in R$ thousands unless otherwise stated

18.	Taxes payable

	Parent company		Consolidated
	June/2011	December/2010	June/2011	December/2010
Current
IPI	30,693	28,413	55,553	49,721
PIS and COFINS		15,606	9,080	27,785
Income taxand social contribution	111,227	19,410	167,948	31,055
ICMS	59,290	38,482	130,397	122,445
Taxdebt refinancing program – Law No. 11,941/09	122,888	97,277	128,051	104,100
Other	30,733	36,151	44,709	54,956
Total	354,831	235,339	535,738	390,062

Non-current
ICMS	1,704	1,704	5,433	48,863
Education, SAT and INSS		40,085		40,085
Taxdebt refinancing program – Law No. 11,941/09	1,462,606	1,351,622	1,526,198	1,431,358
Other	50,235	56,293	57,145	63,263
Total	1,514,545	1,449,704	1,588,776	1,583,569

Tax debt refinancing program – Law No. 11,941/09

In June 2011, the Federal Revenue Service made available the debt refinancing program provided for in Law 11,941/09. Additionally, as allowed by the program, the Company included new tax debts related to an assessment notice arising from the use of a tax credit before the lawsuit that sought the recognition of the unconstitutionality of the changes in the determination of PIS introduced by Decree-Laws No. 2,445 and No. 2,449/88 was granted a final an unappealable decision. The amount of this debt, which was included in the refinancing program based on a legal decision on a writ of mandamus, since the Federal Revenue Service did not allow it in this program, totals R$ 106,083.  As described in Note 9 (b), we note that, at the same time, a credit of R$ 91,431 arising from a final and unappealable decision that has been recently granted in favor of the Company was recognized. Accordingly, the recognition of the liability and the asset generated a negative impact on the results for the quarter in the amount of R$ 14.652.

The amount consolidated by the Federal Revenue Service totaled R$ 1,664,907 and the first installment paid after the consolidation, amounting to R$ 10,658, was paid in June 2011. The balance of the refinancing program presented on June 30, 2011 will be settled in 160 installments and will be adjusted based on the SELIC rate.

The information related to taxes payable was presented in the Company’s 2010 annual financial statements, in Note 20.

Braskem S.A.

Notes to the quarterly information

at June 30, 2011

All amounts in R$ thousands unless otherwise stated

19.	Income tax and social contribution

(a)	Reconciliation of the effects of income tax and social contribution on the Company’s profit

	Parent company		Consolidated
	1H11	1H10	1H11	1H10
Profit before income tax andsocial contribution andnon-controlling
shareholders	1,006,313	1,048,259	1,113,829	1,028,861

Income taxand social contribution expenses at the rate of 34%	(342,146)	(356,408)	(378,702)	(349,814)

Permanent adjustments to the income tax and social contribution calculation basis
Income taxand social contribution on equity in results of investees
	33,392	(20,143)	(391)	(19,094)
Effects of taxes paid in installments	13,896	22,273	13,896	22,273
Taxincentives (Sudene and PAT)	39,205	28,706	39,895	28,647
Effect of IFRS adjustments		298,153		334,764
Other	(27,990)	(21,721)	(58,557)	(44,958)
Effect of income tax andsocial contribution on results of operations	(283,643)	(49,140)	(383,859)	(28,182)

Breakdown of income tax and social contribution:

Current income taxand social contribution	(142,974)	(78,189)	(212,276)	(97,078)
Taxincentives (Sudene and PAT)	39,205	28,706	39,895	28,647
Current income tax and social contribution	(103,769)	(49,483)	(172,381)	(68,431)

Deferred BR GAAP	(179,874)	343	(211,478)	40,249
Deferredincome tax andsocial contribution	(179,874)	343	(211,478)	40,249

Total income tax and social contribution on profit or loss	(283,643)	(49,140)	(383,859)	(28,182)

Braskem S.A.

Notes to the quarterly information

at June 30, 2011

All amounts in R$ thousands unless otherwise stated

(b)	Deferred income tax and social contribution

	Parent company		Consolidated
	June/2011	December/2010	June/2011	December/2010
Breakdown of deferred income tax

Non-current assets
Tax losses		7,096	334,752	372,064
Amortized goodwill	57,864	77,157	60,771	80,222
Temporary differences	93,426	71,027	133,135	91,149
Temporary adjustments of accounting criteria
arising from Laws 11,638/07 and No. 11,941/09	104,743	114,088	286,168	296,667
Total	256,033	269,368	814,826	840,102

Non-current liabilities
Exchange variations	544,120	474,834	551,257	474,834
Temporary differences	5,835	6,130	313,716	289,200
Temporary adjustments of accounting criteria
arising from Laws 11,638/07 and No. 11,941/09	482,164	431,202	959,477	930,225
Total	1,032,119	912,166	1,824,450	1,694,259

Breakdown of deferred social contribution

Non-current assets
Social contribution tax loss carryfowards		1,863	123,065	133,486
Amortized goodwill	20,831	28,524	21,877	29,628
Temporary differences	29,680	21,733	37,926	27,928
Temporary adjustments of accounting criteria
arising from Laws 11,638/07 and No. 11,941/09	37,708	39,811	103,020	105,541
Total	88,219	91,931	285,888	296,583

Non-current liabilities
Exchange variations	195,883	170,940	198,453	170,940
Temporary differences			456	493
Temporary adjustments of accounting criteria
arising from Laws 11,638/07 and No. 11,941/09	173,579	155,234	345,412	334,846
Total	369,462	326,174	544,321	506,279

Braskem S.A.

Notes to the quarterly information

at June 30, 2011

All amounts in R$ thousands unless otherwise stated

c)	c) CChanges in tax loss and social contribution tax loss carryforwards

	Parent company		Consolidated
	Income tax	Social contribution	Income tax	Social contribution

Tax loss and social contribution tax loss carryforwards in December 2010	28,385	20,702	1,488,255	1,483,181
Use of taxloss in the period	(28,385)		(76,990)
Use of social contribution taxloss carryforwards in the period		(20,702)		(68,698)
Write-off from use in the refinancing program – Law No. 11,941/09			(72,256)	(47,096)
Tax loss and social contribution tax loss carryforwards in June 2011			1,339,009	1,367,387

Income taxand social contribution rates	25%	9%	25%	9%

Tax credit			334,752	123,065

The information related to income tax and social contribution was presented in the Company’s 2010 annual financial statements, in Note 21.

Braskem S.A.

Notes to the quarterly information

at June 30, 2011

All amounts in R$ thousands unless otherwise stated

20.	Sundry provisions

		Parent company		Consolidated
	June/2011	December/2010	June/2011	December/2010

Bonus provision	15,819	17,554	19,583	21,538
Provision for recovery of environmental damages	24,823	35,555	27,416	36,282
Sundry legal provisions	67,547	97,422	313,314	330,807
Other			6,196	6,240
Total	108,189	150,531	366,509	394,867

Current liabilities	17,400	26,036	24,365	32,602
Non-current liabilities	90,789	124,495	342,144	362,265
Total	108,189	150,531	366,509	394,867

The breakdown of the balance of provisions for legal claims is as follows:

		Parent company		Consolidated
	June/2011	December/2010	June/2011	December/2010

Labor claims	30,975	25,129	39,450	33,302
Tax claims	33,585	57,911	270,556	282,729
Civil lawsuits	2,985	13,711	3,306	14,105
Other	2	671	2	671
	67,547	97,422	313,314	330,807

This table was presented in the Company’s 2010 annual financial statements, in Note 22.

21.	Long-term incentives

The breakdown of the number and amount of the investment units at June 30, 2011 are as follows:

	Number	Amount
Investment units
Issued (Alfa units)	699,254	14,558
Bonus (Beta units)	663,494	7,692
Total	1,362,748	22,250

This table was presented in the Company’s 2010 annual financial statements, in Note 23.

Braskem S.A.

Notes to the quarterly information

at June 30, 2011

All amounts in R$ thousands unless otherwise stated

22.	Private pension plans

The amounts recognized for defined benefit pension plans are as follows:

	Parent company		Consolidated
	June/2011	December/2010	June/2011	December/2010
Actuarial asset recordedin
Novamont Braskem America (i)			162	270

Actuarial liabilities with
Petros Copesul	103,763	109,894	104,613	110,744
Other benefits (ii)				12,773
	103,763	109,894	104,613	123,517

(i) This amount is part of the balance of “other receivables” in non-current assets. (ii) Refers to the defined benefit pension plan of the jointly-controlled subsidiary RPR.

The information related to private pension plans was presented in the 2010 annual financial statements, in Note 24.

23.	Contingencies

The Company has contingent liabilities related to legal lawsuits and administrative proceedings arising in the ordinary course of its business. These contingencies are of labor and social security, tax, civil and corporate nature and involve risks of losses that are classified by the Company’s management as possible. A provision for the lawsuits for which the risk of loss is classified as probable is recognized and it is presented in Note 20 of this Quarterly Information.

Based on the opinion of the internal legal advisors, there were no significant additions of lawsuits representing lawsuits that involve risk of losses classified as possible, nor significant changes in the progress of the existing lawsuits, except for the monetary adjustments to the amounts involved in the quarter ended June 30, 2011.

The description of the main contingent liabilities of the Company was presented in the 2010 annual financial statements, in Note 25.

Braskem S.A.

Notes to the quarterly information

at June 30, 2011

All amounts in R$ thousands unless otherwise stated

24.	Equity

(a)	Capital

On June 30, 2011, the Company's subscribed and paid up capital amounts to R$ 8,043,222 and comprises 801,665,617 shares with no par value divided into 451,669,063 common shares, 349,402,736 class A preferred shares, and 593,818 class B preferred shares.

(b)	Treasury shares

On June 30, 2011, the Company held in treasury 1,542,669 shares (2,697,427, consolidated) amounting to       R$ 11,325 (R$ 60,217, consolidated), 411 of which are common shares (411, consolidated), and 1,542,258 are class A preferred shares (2,697,016, consolidated). At December 31, 2010, the Company held in treasury 1,506,471 shares (2,661,229, consolidated) amounting to R$ 10,379 (R$ 59,271, consolidated), 411 of which are common shares (411, consolidated), and 1,506,060 are class A preferred shares (2,660,818, consolidated).

In January 2011, the Company repurchased 36,198 class A preferred shares for the amount of R$ 946 arising from the minority shareholders’ right to withdraw from Braskem Petroquímica due to its merger into Braskem, which was approved by the shareholders on December 27, 2010.

(c)	Proposed dividends

On April 29, 2011, The Ordinary General Meeting approved the payment of dividends in the amount of          R$ 665,630 as from May 10, 2011, R$ 376,352 of which was made available to common shareholders and       R$ 288,891 and R$ 357 to class A and B preferred shareholders, respectively. The remaining proposed and undistributed amount, of R$ 30, was reversed to retained earnings and refers to the 36,198 class A preferred shares acquired by Braskem in January 2011 as a result from the exercise of the right to withdraw by the shareholders of Braskem Petroquímica (Note 24 (b)).

The information related to Company’s equity was presented in its 2010 annual financial statements, in Note 26.

25.	Earnings per share

The table below shows the reconciliation of profit for the period adjusted to the amounts used to calculate basic and diluted earnings per share.

		1H11		1H10
	Basic	Diluted	Basic	Diluted

Profit for the period	722,670	722,670	999,119	999,119
Profit (loss) attributable to class B preferred shareholders	359		358
Profit (loss) for the year attributable to other shareholders	722,311	722,670	998,761	999,119

Weighted average number of common and class A preferred shares	798,392,873	798,689,782	630,588,679	630,885,588

Earnings per share (in R$)	0.9047	0.9048	1.5839	1.5837

Braskem S.A.

Notes to the quarterly information

at June 30, 2011

All amounts in R$ thousands unless otherwise stated

26.	Segment information

In February 2011, the Brazilian antitrust agency (“CADE”) approved the operation for the acquisition and integration of Quattor’s assets, which made possible the change in the Company’s organizational structure as from 2011. The change in relation to the previous structure, presented in the Company’s 2010 annual financial statements, in Note 28, is in the distribution of Quattor’s activities among the Basic Petrochemicals and Polyolefin units.  The 2010 information below was reclassified to allow comparability. The Company does not disclose assets per segment since this information is not presented to its chief operating decision maker.

	1H11
	Reportable Segments
	Basic petrochemicals	Polyolefins	Vinyls	Foreign businesses	Chemical distribution	Total Reportable segments	Other segments	Corporate unit	Braskem consolidated before adjustments	Reclassifications Eliminations	Braskem consolidated

Net sales revenues	11,315,683	6,262,093	849,960	1,387,392	378,281	20,193,409	108,167		20,301,576	(4,521,669)	15,779,907
Cost of products sold	(9,941,602)	(5,557,755)	(786,882)	(1,251,104)	(307,816)	(17,845,159)	(87,768)		(17,932,927)	4,395,719	(13,537,208)
Gross profit	1,374,081	704,338	63,078	136,288	70,465	2,348,250	20,399		2,368,649	(125,950)	2,242,699

Operating expenses
Selling, general and distribution expenses	(267,445)	(398,847)	(72,008)	(62,964)	(48,525)	(849,789)	(22,002)	(89,586)	(961,377)		(961,377)
Results from equity investments Other operating income (expenses), net	(13,795)	2,162	(22,929)	(3,831)	(8)	(38,401)	4,134	1,486	(32,781)		(32,781)
	(281,240)	(396,685)	(94,937)	(66,795)	(48,533)	(888,190)	(17,868)	(88,848)	(994,906)		(994,906)

Operating profit	1,092,841	307,653	(31,859)	69,493	21,932	1,460,060	2,531	(88,848)	1,373,743	(125,950)	1,247,793

	1H10
	Reportable segments
	Basic petrochemicals	Polyolefins	Vinyls	Foreign businesses	Chemical distribution	Total Reportable segments	Other segments	Corporate unit	Braskem consolidated before adjustments	Reclassifications Eliminations	Braskem consolidated

Net sales revenues	7,942,336	4,637,388	867,878	574,585	349,572	14,371,759	173,135		14,544,894	(3,563,517)	10,981,377
Cost of products sold	(6,831,432)	(4,058,878)	(787,719)	(531,196)	(296,659)	(12,505,884)	(159,823)		(12,665,707)	3,471,954	(9,193,753)
Gross profit	1,110,904	578,510	80,159	43,389	52,913	1,865,875	13,312		1,879,187	(91,563)	1,787,624

Operating expenses
Selling, general and distribution expenses	(231,291)	(281,579)	(65,117)	(15,899)	(36,398)	(630,284)	(18,620)	(81,551)	(730,455)		(730,455)
Results from equity investments								16,299	16,299		16,299
Results from business combination								975,283	975,283		975,283
Other operating income (expenses), net	(12,855)	(3,032)	502	(3,479)	1,178	(17,686)	830	(37,182)	(54,038)		(54,038)
	(244,146)	(284,611)	(64,615)	(19,378)	(35,220)	(647,970)	(17,790)	872,849	207,089		207,089

Operating profit	866,758	293,899	15,544	24,011	17,693	1,217,905	(4,478)	872,849	2,086,276	(91,563)	1,994,713

Braskem S.A.

Notes to the quarterly information

at June 30, 2011

All amounts in R$ thousands unless otherwise stated

27.	Net sales revenues

	Parent company		Consolidated
	1H11	1H10	1H11	1H10
Gross sales revenues
Domestic market	8,605,370	8,132,869	12,784,521	9,804,451
Foreign market	2,231,995	2,292,272	6,345,076	3,719,179
	10,837,365	10,425,141	19,129,597	13,523,630
Sales deductions
Taxes	(2,052,179)	(1,900,111)	(3,219,850)	(2,503,744)
Sales returns	(66,555)	(37,456)	(129,840)	(38,509)
	(2,118,734)	(1,937,567)	(3,349,690)	(2,542,253)

Net sales revenues	8,718,631	8,487,574	15,779,907	10,981,377

This table was presented in the Company’s 2010 annual financial statements, in Note 29.

28.	Other operating income (expenses)

In the quarter ended June 30, 2011, other consolidated net operating income (expenses) include:

(i)       sale of property, plant and equipment and investment, which had a negative impact, amounting to R$ 7,405;

(ii)     expenses with inventory adjustments and losses on changes in raw materials amounting to R$ 25,364;

(iii)   sale of other materials, which had a positive impact, amounting to R$ 9,208;

(iv)   expenses with the depreciation of idle plants amounting to R$ 6,285; and

(v)     other net operating expenses, amounting to R$ 2,935.

The information related to the Company’s other operating income (expenses), net was presented in the 2010 annual financial statements, in Note 30.

Braskem S.A.

Notes to the quarterly information

at June 30, 2011

All amounts in R$ thousands unless otherwise stated

29.                   Financial results

	Parent company			Consolidated
	1H11	1H10	1H11	1H10
Financial income
Interest income	141,882	108,237	150,995	126,927
Monetary variations	81,489	45,484	34,112	45,438
Exchange variations	(31,676)	58,888	(61,170)	122,869
Other	4,802	2,526	12,426	11,327
	196,497	215,135	136,363	306,561

Financial expenses
Interest expenses	(397,978)	(434,403)	(452,274)	(446,989)
Monetary variations	(116,608)	(99,109)	(151,432)	(188,411)
Exchange variations	643,883	(322,687)	654,883	(406,908)
Adjustment of taxand labor debts (i)	(83,126)	7,128	(102,331)	7,111
Taxexpenses on financial operations	(4,624)	(10,703)	(6,849)	(13,652)
Discounts granted	(8,721)	(9,382)	(19,560)	(25,073)
Transaction costs - amortization	(3,010)	(12,961)	(16,195)	(15,213)
Adjustment to present value - appropriation	(2,114)	(85,915)	(10,690)	(92,999)
Other	(14,537)	(20,023)	(165,879)	(90,279)
	13,165	(988,055)	(270,327)	(1,272,413)

Total	209,662	(772,920)	(133,964)	(965,852)

(i) In the period ended June 30, 2011, the balance includes interest based on the SELIC rate on the refinancing provided for by Law No. 11,941/09 amounting to R$ 70,748.

This table was presented in the Company’s 2010 annual financial statements, in Note 31.

Braskem S.A.

Notes to the quarterly information

at June 30, 2011

All amounts in R$ thousands unless otherwise stated

30.	Expenses by nature

	Parent company		Consolidated
	1H11	1H10	1H11	1H10
Classification by function:
Cost of products sold	(7,299,361)	(6,917,567)	(13,537,208)	(9,193,753)
Selling	(76,692)	(96,903)	(164,557)	(165,060)
Distribution	(149,994)	(141,004)	(228,537)	(143,657)
General and administrative	(349,458)	(310,737)	(524,534)	(385,045)
Research and development	(25,855)	(26,371)	(43,749)	(36,693)
Total	(7,901,360)	(7,492,582)	(14,498,585)	(9,924,208)

Classification by nature:
Raw materials or feedstocks	(6,031,754)	(5,758,819)	(11,543,404)	(7,767,575)
Personnel expenses	(502,108)	(431,874)	(785,144)	(557,855)
Outsourced services	(276,638)	(226,555)	(425,333)	(276,210)
Tax expenses	(13,928)	(12,526)	(29,751)	(15,433)
Depreciation, amortization and depletion	(504,944)	(503,018)	(812,546)	(646,829)
Variable selling expenses	(140,189)	(155,806)	(238,936)	(199,248)
Freights	(323,216)	(314,465)	(476,640)	(349,999)
Other expenses	(108,583)	(89,519)	(186,831)	(111,059)
Total	(7,901,360)	(7,492,582)	(14,498,585)	(9,924,208)

This table was presented in the Company’s 2010 annual financial statements, in Note 32.

31.	Insurance coverage

In the period ended June 30, 2011, there were no significant changes in the insurance coverage of Braskem and its subsidiaries.

32.	Other receivables – non-current assets

On June 30, 2011, the account “other receivables” in non-current assets includes expenses for the recovery of damages that occurred in furnaces and in the electric system in the olefin plants located in the State of Bahia in the amount of R$ 62.320 and R$ 38.262, respectively.

Braskem S.A.

Notes to the quarterly information

at June 30, 2011

All amounts in R$ thousands unless otherwise stated

33.	Subsequent events

(a)

On July 19, 2011, the subsidiary Braskem America Finance raised US$ 500 million in bonds with a coupon of 7.125% p.a. and effective rate of 7.25% p.a. maturing in 2041 with semiannual payments of interest on January 22 and July 22 of every year.

(b)	On July 22, 2011, the subsidiary Braskem America settled in advance a financing for the acquisition of investment by paying the principal amount and interest in the amount of US$ 210,352 thousand.

(c)

On July 27, 2011, Braskem announced the acquisition of the polypropylene (“PP”) business from Dow Chemical, which comprises two plants in the United States and two in Germany with an annual production capacity of 505,000 and 545,000 metric tons respectively. The payment in cash of US$ 323 million will be made upon the closing of the acquisition, which is expected to occur at the end of the third quarter of 2011 after the necessary approvals of the regulatory bodies. This operation represents an important step in Braskem’s internationalization process, making the Company the largest PP producer in the United States.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2011
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.